FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of March

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   ).

HSBC HOLDINGS PLC
2019 DIRECTORS' REMUNERATION POLICY (the '2019 Policy')

In advance of its 2019 Annual General Meeting ('2019 AGM'), HSBC Holdings plc (the 'Company') wishes to clarify for shareholders certain aspects of the 2019 Policy, as set out in the 2018 Annual Report & Accounts, which will be subject to a binding shareholder vote at the 2019 AGM to be held on Friday, 12 April 2019.

The Group Remuneration Committee ('RemCo') has engaged with a number of its key shareholders regarding the remuneration policy for the executive directors. This dialogue has taken into account recent developments in market practice and shareholder expectations, with the aim of ensuring that the policy is considered by reference to the pension contribution available for the majority of the UK workforce.

The RemCo has carefully considered this feedback and wishes to now clarify that for any new executive director, the cash in lieu of pension allowance will reduce to 10% of base salary from its current level of 30%, as set out in the 2019 Policy. Although the current executive directors are compensated under the provisions of the directors' remuneration policy approved by shareholders in 2016, they have asked that their own arrangements in respect of the pension allowance are also brought into line with the level set out above.

The RemCo has therefore agreed to apply this change to the pension contribution element in respect of both the existing executive directors and any new executive director under the 2019 Policy. The Chair of the RemCo, Pauline van der Meer Mohr, commented: "Today we are announcing an important clarification of our new remuneration policy to reduce executive director pension contributions following consideration of emerging market practice. We have consulted closely with shareholders and listened to their views. Our guiding principle has been to create a policy that is simple, transparent and in the interests of all stakeholders. We believe this is the right thing to do for the business, for our employees and for our shareholders. I would like to express the Committee's appreciation for the engagement by our shareholders on this issue and, in particular, the request made by the current executive directors to conform their pension allowance with the new remuneration policy."

The 2018 Annual Report & Accounts and the 2019 AGM Notice are available on the Company's website at https://www.hsbc.com

Ben J S Mathews
Group Company Secretary
HSBC Holdings plc

Media enquiries to:

Gillian James                 +44 (0)20 7992 0516                  gillian.james@hsbcib.com

Note to editors:

HSBC Holdings plc
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide across 66 countries and territories in Europe, Asia, North and Latin America, and the Middle East and North Africa. With assets of US$2,558bn at 31 December 2018, HSBC is one of the world's largest banking and financial services organisations.

ends/all

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Ben J S Mathews
Title: Group Company Secretary

Date: 15 March 2019